UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Fathom Digital Manufacturing Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y 103

(CUSIP Number)

John R. May

c/o CORE Industrial Partners GP I, LLC

110 N Wacker Drive, Suite 2200

Chicago, IL 60606

(312) 566-4880

Copy to:

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSON CORE Industrial Partners Fund I Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS CORE Industrial Partners GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31189Y 103

1	NAME OF REPORTING PERSONS John R. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

END OF COVER PAGES

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 5 amends the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 3, 2022, as amended by Amendment No. 1 filed with the SEC on April 10, 2023, Amendment No. 2 filed with the SEC on November 24, 2023, Amendment No. 3 filed with the SEC on February 20, 2024 and Amendment No. 4 filed with the SEC on April 2, 2024 (as amended, the “Existing Schedule”) relating to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Fathom Digital Manufacturing Corporation, a Delaware corporation (the “Company” or the “Issuer”). Information reported and defined terms used in the Existing Schedule, as amended to the date hereof (this “Statement” or “Schedule 13D”), remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Statement is hereby amended and supplemented to include the following information and to incorporate by reference the information set forth in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Statement is hereby amended and supplemented to include the following information:

Agreement and Plan of Merger

On May 21, 2024, pursuant to the Merger Agreement, (1) LLC Merger Sub was merged with and into OpCo LLC (the “LLC Merger”), with OpCo LLC surviving the LLC Merger and becoming a partially-owned subsidiary of the Company, and (2) Company Merger Sub was merged with and into Fathom (the “Merger”), with Fathom surviving the Merger and becoming a wholly-owned subsidiary of Parent.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock that was issued and outstanding as of immediately prior to the Effective Time (including each share of Class A Common Stock resulting from the exchange of OpCo Class A Units for shares of Class A Common Stock resulting from the Class A Unit Exchange and excluding (A) Company Class A Earnout Shares, (B) the Owned Company Shares and (C) the Dissenting Shares was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $4.75, without interest thereon (the “Per Share Price”), (ii) each Owned Company Share was cancelled and extinguished without any conversion thereof or consideration paid therefor, (iii) each outstanding Company Class A Earnout Share was automatically cancelled and ceased to exist and no payment was made with respect thereto and (iv) each share of Class B Common Stock (including SPAC Class B Earnout Shares) was automatically cancelled and ceased to exist and no payment was made with respect thereto. Holders of Dissenting Shares are entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL.

Following the consummation of the transactions contemplated by the Merger Agreement, the shares of Company Common Stock were delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(c) and (e) of the Existing 13D are hereby amended and restated in their entirety:

(a)-(c). As a result of the Merger, the Reporting Persons no longer have voting or dispositive power over any registered equity securities of the Issuer.

(e) As a result of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Class A Common Stock on May 21, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John R. May
Name:	John R. May
Title:	Sole Managing Member

JOHN R. MAY

/s/ John R. May
Name:	John R. May, Individually